OxySure® Systems, Inc.

August 8, 2011

Mr. Geoffrey Kruczek
Securities and Exchange Commission
Washington, D.C. 20549

Re:	OxySure Systems, Inc. Amendment No. 9 to Registration Statement on Form S-1/A Filed on July 25, 2011 File Number 333-159402

Dear Mr. Kruczek:

We have received your comment letter dated August 4, 2011 (the “Comment Letter”) regarding Amendment No. 9 to our Registration Statement on Form S-1/A filed on July 25, 2011 (the “Registration Statement”).  We have prepared the following responses describing the general action(s) taken regarding each comment in the Comment Letter.  The following numbers herein are coordinated to the comment number in the Comment Letter.

Background

1.           We have revised the Registration Statement to remove the following forward looking statement:

“Further, we believe our technology is well suited to solving needs in various other vertical market segments, including mining, aviation, sports & recreation, wound care, and skin care.”

Government Regulation

2.           We did not provide a discussion regarding the South African regulatory approvals because we believe the general discussion we provided was sufficient to address any issues we may encounter with government regulation.  However, we have revised the Registration Statement to include a more precise discussion regarding the applicable South African regulatory approval delays experienced by Afritex as follows:

“These regulatory approvals can be lengthy and can cause delays in getting our products into other countries.  Our South African distributor experienced delays in obtaining customs approvals and approval from the South African Medicines Control Council for the importation of Model 615.”

Distributor Network

3.           We have revised the Registration Statement as follows:

“Our Brazilian and South African distributors have not met their distribution commitments.  However, we have elected to forego any remedies in connection with our Brazilian and South African distributors’ failure to meet their distribution commitments.  However, we retain the right to seek any of the remedy provisions available to us in the future, for both past and potential future non-performance, if applicable.”

Security Ownership . . .

4.           We have revised the Registration Statement to add footnote 8 to the Security Ownership of Certain Beneficial Owners and Management as follows:

“Agave Resources, LLC is controlled by our Director, Don Reed; Tom Reed; John Reed; Maridon Reed; and a member of our Board of Advisors, Craig Turner, all of whom share voting and dispositive power.”

Note 8.  License and Service Agreements

5.           We have revised the Registration Statement to state the remedies available to us for the failure of our Brazilian and South African distributors to meet their commitments to us as follows:

“If either the Brazilian or South African distributors breach any commitment contained in or arising from their respective distributor agreements and fails to remedy the breach within 30 days from the date of written demand, if required, to cure, the breaching party shall be deemed to be in default.  On distributor’s default, we may do any of the following, as determined in our sole discretion:  (i) declare any unpaid sums under the distributor agreement immediately due and payable; (ii) suspend further performance by us; (iii) terminate the distributor agreement; (iv) cancel the distributor’s distribution rights; (v) reduce the extent of the territory or channel; or (vi) commence a legal proceeding for damages or specific performance or pursue any and all other available remedies at law or in equity, all of such remedies being cumulative of each other.”

Thank you for your continued review of our Registration Statement.  Please let us know if you have any further comments.

Sincerely,

/s/ Julian Ross
Chief Executive Officer
OxySure Systems, Inc.